EXHIBIT 3.4

AMENDMENT TO BYLAWS

The first sentence of Article III, Section 2 of the Bylaws of the Company is amended to read as follows:

“ARTICLE III

BOARD OF DIRECTORS

“Section 2.Number, Election and Term. The board of directors shall consist of not less than five (5) nor more than ten (10) members and shall be divided into three classes as nearly equal in number as possible, with one class to be elected each year to serve a three-year term.”